Exhibit 99.1

BiondVax Approved for Grant from Israel’s Ministry of Economy and Industry to
Build Facility for
Commercial Scale Production of its Universal Flu Vaccine

Ness Ziona, Israel – March 30, 2017 –

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV, TASE: BVXV) today announced that the Israel Investment Center, a unit of the Government of Israel’s Ministry of Economy and Industry, approved a grant representing 20% of a NIS 20M budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of BiondVax’s universal flu vaccine candidate M-001. The grant is subject to certain terms and conditions including those outlined under the Encouragement of Capital Investment Law 1959.

BiondVax plans to build the mid-sized factory in Jerusalem, with potential capacity to annually produce up to tens of millions of doses of M-001. M-001 is designed to provide protection against current and future seasonal and pandemic flu strains. Five completed Phase 1/2 and Phase 2 human clinical trials have shown the vaccine to be safe and immunogenic to multiple flu strains.

Dr. Ron Babecoff, BiondVax’s CEO, commented, “This significant milestone signifies the evolution of BiondVax from a biotech start-up to a pharmaceutical company positioned for significant growth and contributions to society. I would like to thank the Ministry of Economy and Industry for helping translate BiondVax’s vision to reality.”

Dr. Shimon Hassin, BiondVax’s COO noted, “In the past few years BiondVax focused on establishing a small scale GMP facility, one that was approved by the European Union. Our current facility laid the foundation for manufacturing quality excellence that will be implemented in the new factory.”

An ongoing Phase 2b trial is being conducted in collaboration with the UNISEC consortium. The research has received funding from the European Union Seventh Framework Programme (FP7/2007-2013) under grant agreement n°602012. Positive preliminary safety results were announced1 in November 2016. BiondVax’s consortium partners are continuing to analyze study samples. BiondVax expects the consortium will finalize and release results in Q2 2017.

About BiondVax Pharmaceuticals Ltd

BiondVax is a clinical phase biopharmaceutical company developing a universal flu vaccine. The vaccine is designed to provide multi-season protection against most seasonal and pandemic human influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common peptides from influenza virus proteins, activating both arms of the immune system for a cross-protecting and long-lasting effect. BiondVax is traded on NASDAQ: BVXV and TASE: BVXV. Please visit www.biondvax.com.

1 http://www.biondvax.com/2016/11/biondvax-phase-2b-trial-preliminary-safety-results-the-universal-flu-vaccine-candidate-is-safe-and-well-tolerated/

For further information, please contact:

BiondVax

Joshua Phillipson

Business Development Manager

+972-8-930-2529 x5105

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the timing and pace of actual receipt of awards, our ability to satisfy conditions to receive the award, adequacy of cash resources generally and specifically to support the construction of the manufacturing facility, the ability to raise captal to support business plan and the risk that drug development involves a lengthy and expensive process with uncertain outcome. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

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